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                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 5

               ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

[ ] Check box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

[ ] Form 3 Holdings Reported

[ ] Form 4 Transactions Reported

_______________________________________________________________________________
1.   Name and Address of Reporting Person*

    HERNANDEZ                       Robert                 M.
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   (Last)                            (First)              (Middle)
    USX Corporation
    600 Grant Street
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                                    (Street)

    Pittsburgh                      PA                      15219-4776
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   (City)                            (State)                (Zip)
_______________________________________________________________________________
2.   Issuer Name and Ticker or Trading Symbol

     ACE Limited (NYSE: ACL)
_______________________________________________________________________________
3.   IRS or Social Security Number of Reporting Person (Voluntary)


_______________________________________________________________________________
4.   Statement for Month/Year

     December 1999
_______________________________________________________________________________
5.   If Amendment, Date of Original (Month/Year)


_______________________________________________________________________________
6.   Relationship of Reporting Person to Issuer
     (Check all applicable)

     [x]  Director                             [ ]  10% Owner
     [ ]  Officer (give title below)           [ ]  Other (specify below)


            ------------------------------------------------
_______________________________________________________________________________
7.   Individual or Joint/Group Filing
     (Check applicable line)

     [x]  Form filed by One Reporting Person
     [ ]  Form filed by More than One Reporting Person
_______________________________________________________________________________

===============================================================================
           Table I -- Non-Derivative Securities Acquired, Disposed of,
                             or Beneficially Owned
===============================================================================

                                                                                                 5.             6.
                                                                 4.                              Amount of      Owner-
                                                                 Securities Acquired (A) or      Securities     ship
                                                                 Disposed of (D)                 Beneficially   Form:     7.
                                                                 (Instr. 3, 4 and 5)             Owned at End   Direct    Nature of
                                      2.            3.           -----------------------------   of Issuer's    (D) or    Indirect
1.                                    Transaction   Transaction                  (A)             Fiscal Year    Indirect  Beneficial
Title of Security                     Date          Code             Amount      or     Price    (Instr. 3      (I)       Ownership
(Instr. 3)                            (mm/dd/yy)    (Instr. 8)                   (D)             and 4)         (Instr. 4) Instr. 4)
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Ordinary Shares                        4/16/99       A(1)            .510        A      (1)
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Ordinary Shares                        7/16/99       A(1)            .679        A      (1)
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Ordinary Shares                        9/17/99       A(2)             151        A      (2)
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Ordinary Shares                       10/15/99       A(1)           11.825       A      (1)
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Ordinary Shares                       11/3/99       A(3)             5,571       A      (3)      9,050.333(4)       D
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Ordinary Shares                       10/13/99       A(2)             183        A      (2)
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Ordinary Shares                       11/18/99       A(2)             102        A      (2)
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Ordinary Shares                       11/19/99       A(2)             160        A      (2)        34,721(4)        I      By trust
===================================================================================================================================

*   If the form is filed by more than one  Reporting  Person,  see  Instruction
    4(b)(v).

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.


                                                                         (Over)
(Form 5-07/98)

Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
         (e.g., puts, calls, warrants, options, convertible securities)

===============================================================================

                                                                                                          9.        10.
                                                                                                          Number    Owner-
                                                                                                          of        ship
                    2.                                                                                    Deriv-    of
                    Conver-                    5.                              7.                         ative     Deriv-   11.
                    sion                       Number of                       Title and Amount           Secur-    ative    Nature
                    or                         Derivative    6.                of Underlying     8.       ities     Secur-   of
                    Exer-                      Securities    Date              Securities        Price    Bene-     ity:     In-
                    cise     3.                Acquired (A)  Exercisable and   (Instr. 3 and 4)  of       ficially  Direct   direct
                    Price    Trans-   4.       or Disposed   Expiration Date   ----------------  Deriv-   Owned     (D) or   Bene-
1.                  of       action   Trans-   of (D)        (Month/Day/Year)            Amount  ative    at End    In-      ficial
Title of            Deriv-   Date     action   (Instr. 3,    ----------------            or      Secur-   of        direct   Owner-
Derivative          ative    (Month/  Code     4 and 5)      Date     Expira-            Number  ity      Year      (I)      ship
Security            Secur-   Day/     (Instr.  ------------  Exer-    tion               of      (Instr.  (Instr.   (Instr.  (Instr.
(Instr. 3)          ity      Year)    8)        (A)   (D)    cisable  Date     Title     Shares  5)       4)        4)       4)
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===================================================================================================================================
Explanation of Responses:

(1) Represents share units credited to the reporting person's deferred stock account pursuant to the dividend reinvestment provisions of the ACE Limited 1995 Outside Directors Plan (the "Plan"), which plan meets the requirements of
    Rule 16b-3.  Reporting person has elected to defer the receipt of such share units in accordance with the terms of the Plan.
(2) Represents Ordinary Shares granted as a meeting award pursuant to the Plan.
(3) Represents share units that have been credited to the reporting person's deferred stock account as the result of a transfer from the reporting person's deferred cash account pursuant to the transfer provisions of the Plan.
(4) These totals have been adjusted to reflect the fact that the reporting person transferred 151 Ordinary Shares from direct to indirect ownership on December 2, 1999, and the fact that 15,000 Ordinary Shares previously reported as having been purchased on September 22, 1999 were actually purchased by the reporting person indirectly through a trust.


Signed for Robert M. Hernandez pursuant
to a power of attorney on file with the
Securities and Exchange Commission


  /s/     Peter Mear                                       11th Feb. 2000
---------------------------------------------           -----------------------
      **Signature of Reporting Person                             Date

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

    See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.


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